Exhibit 1.1

CHOICE HOTELS INTERNATIONAL REPORTS FOURTH QUARTER AND FULL-YEAR 2023 RESULTS

Achieves Record Revenues in 2023

Exceeds Full-Year 2023 Outlook for Unit Growth

Grows Global Rooms Pipeline Sequentially 6% including a 16% Increase for Conversion Hotels

NORTH BETHESDA, Md., Feb. 20, 2024 — Choice Hotels International, Inc. (NYSE: CHH), one of the world’s leading lodging franchisors, today reported its fourth quarter and full-year 2023 results.

Highlights include:

•	Record total revenues grew 10% to $1.5 billion for full-year 2023 compared to the same period of 2022.

•

Net income was $258.5 million for full-year 2023, representing diluted earnings per share (EPS) of $5.07. As a result of one-time items, including Radisson Hotels Americas integration costs, due diligence and transaction pursuit costs in 2023, gains from the sale of the Cambria Hotel Nashville owned asset and the extraordinary franchisee termination fees in 2022, and the timing of net reimbursable expenses, net income and diluted EPS were 22% and 15% lower, respectively, for full-year 2023 compared to the same period of 2022.

•

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) for full-year 2023 reached a company record of $540.5 million, a 13% increase compared to 2022, and exceeded the top end of the company’s full-year 2023 guidance.

•	Full-year 2023 adjusted diluted EPS exceeded the top end of the guidance by $0.08 per share and increased 16% to $6.11 compared to the same period of 2022.

•

The growth of the company’s domestic upscale, extended stay, and midscale brands accelerated from September 30, 2023, and exceeded the unit growth guidance for the full-year 2023, with the Choice legacy portfolio increasing by 1.8% for hotels and 2.4% for rooms since December 31, 2022.

•

Global pipeline as of December 31, 2023, increased 6% to over 105,000 rooms from September 30, 2023. The global pipeline for conversion rooms increased by 16% from September 30, 2023, and 34% from December 31, 2022.

•	The company provided full-year 2024 net income guidance of $260 million and $274 million. Adjusted EBITDA for full-year 2024 is expected to range between $580 million to $600 million.

“2023 was a year of accelerating growth, in which we exceeded the top end of the company’s full-year adjusted EBITDA and adjusted EPS guidance led by our successful strategy of adding hotels that generate higher royalties per unit. We significantly expanded our rewards program, increased our geographic reach, unlocked new value through our platform capabilities, and created step function growth through the rapid completion of the Radisson Americas’ integration,” said Patrick Pacious, President and Chief Executive Officer. “Our superior hotel conversion capability increased the velocity of new hotel openings and is a clear advantage in today’s hotel development environment. The positive momentum created by our successful strategy gives us confidence in our 2024 outlook and beyond.”

Mr. Pacious continued, “Our demonstrated track record of improving the delivery of direct business to franchisees positions us to further accelerate value creation for all stakeholders through a compelling combination with Wyndham Hotels & Resorts. By bringing Choice’s best-in-class technology and franchisee success model to the Wyndham network, we are confident we can create meaningful value for franchisees and shareholders of both companies. We are committed to pursuing this combination and remain encouraged by our progress on the regulatory front. Choice recently nominated a slate of independent, highly qualified directors to stand for election at Wyndham’s 2024 Annual Meeting of Stockholders. If elected, these nominees will exercise their independent judgment to serve Wyndham shareholders’ best interests, which we continue to believe is to move with urgency to maximize the value that can be created through a combination with Choice.”

Financial Performance

•	The company achieved $85 million of annual recurring synergies through the successful completion of the integration of Radisson Hotels Americas, exceeding the prior target by 6%.

•	Fourth quarter 2023 total revenues were $358.4 million, a 1% decline compared to the same period of 2022.

•

Net income was $29 million for fourth quarter 2023, representing diluted EPS of $0.58. As a result of one-time items, including Radisson Hotels Americas integration costs, due diligence and transaction pursuit costs in 2023, and the timing of net reimbursable expenses, net income and diluted EPS were 48% and 44% lower, respectively, for fourth quarter 2023 compared to the same period of 2022.

•	Adjusted EBITDA for fourth quarter 2023 increased 11% to $125 million from the same period of 2022. Fourth quarter 2023 adjusted diluted EPS increased 14% to $1.44 compared to the same period of 2022.

•	Platform and procurement services increased 18% to $75.1 million for full-year 2023 and 6% to $16.9 million for fourth quarter 2023, compared to the same periods of 2022.

•	Royalty, licensing and management fees totaled $513.4 million for full-year 2023 and $116.9 million for fourth quarter 2023, a 9% and 1% increase from the same periods of 2022.

•	The company’s domestic effective royalty rate for the full-year ended December 31, 2023, increased 6 basis points to 4.99% compared to the same period of 2022.

•

Domestic revenue per available room (RevPAR) increased 10 basis points and decreased 390 basis points for the twelve-month and three-month periods ended December 31, 2023, respectively, compared to the same periods of 2022. Domestic RevPAR increased 12.7% and 13.1% for the twelve-month and three-month periods ended December 31, 2023, respectively, compared to the same periods of 2019.

Development

•

The company’s hotel mix of the domestic upscale, extended stay, and midscale portfolio increased by 8 percentage points since December 31, 2017, and represented 82% of the company’s total domestic portfolio as of December 31, 2023.

•

The company’s domestic upscale, extended stay, and midscale portfolio increased by 1.4% for hotels and 1.6% for rooms since December 31, 2022. Domestic upscale and extended stay rooms portfolio grew by 6.3% and 14.9%, respectively, since December 31, 2022, driven by an increase in the number of Cambria Hotels, Ascend Hotel Collection, WoodSpring Suites, MainStay Suites, and Suburban Studios units. The company’s total domestic system size increased to over 6,300 hotels and nearly 497,000 rooms as of December 31, 2023.

•	The company opened an average of eight hotels per week in the fourth quarter 2023, contributing to a total of 263 hotel openings for full-year 2023, a 13% increase compared to the same period of 2022.

•

Of the total domestic franchise agreements awarded in full-year 2023, 83% were for the company’s upscale, extended stay, and midscale brands, and 72% were for conversion hotels. Of the domestic franchise agreements awarded for conversion hotels in 2023, 135 opened in the same year.

•	Domestic rooms pipeline as of December 31, 2023, increased by 3% since September 30, 2023, highlighted by a 6% increase for conversion hotels.

•

The international portfolio, as of December 31, 2023, expanded by 2.6% in the number of units and by 2.0% in the number of rooms from December 31, 2022. Specifically, the company extended its master franchise agreement with Strawberry (formerly Nordic Choice Hotels), secured a distribution partnership with a leading Spanish hotel chain, Sercotel, signed an agreement with Zenitude Hotel-Residences that is expected to double the company’s unit footprint in France, and acquired the franchise rights for City Edge Apartment Hotels in Australia. As of December 31, 2023, the international units pipeline increased by 33% from September 30, 2023, and the company more than doubled the number of international hotels in the pipeline since December 31, 2022.

Shareholder Returns

During full-year 2023, the company paid cash dividends of $56.5 million and repurchased 2.9 million shares of common stock for $365.9 million under its stock repurchase program as well as through repurchases from employees in connection with tax withholding and option exercises relating to awards under the company’s equity incentive plans.

As of December 31, 2023, the company had 1.8 million shares of common stock remaining under the current share repurchase authorization.

Balance Sheet and Liquidity

The company generated operating cash flows totaling $297 million for the year ended December 31, 2023, and closed on a 364-day new term loan of $500 million in the fourth quarter of 2023. As of December 31, 2023, the company’s total available liquidity, consisting of cash and available borrowing capacity through the revolving credit facility, was approximately $650 million.

During the fourth quarter, the company purchased over 1.4 million shares of Wyndham common stock, valued in excess of $110 million.

Outlook

The outlook information below includes forward-looking non-GAAP financial measures, which management uses in measuring performance. The adjusted numbers in the company’s outlook below exclude the net surplus or deficit generated from reimbursable revenue from franchised and managed properties, due diligence and transition costs, additional repurchases of company stock, and other items:

Full-Year 2024
Net Income	$260 - $274 million
Adjusted Net Income	$316 - $331 million
Adjusted EBITDA	$580 - $600 million
Diluted EPS	$5.19 - $5.49
Adjusted Diluted EPS	$6.30 - $6.60
Effective Income Tax Rate	24.5%

Full-Year 2024
vs. Full-Year 2023
Domestic RevPAR Growth	Flat to 2%
Domestic Effective Royalty Rate Growth	Mid-single digits
Domestic Net Unit Growth (upscale, extended stay, and midscale brands)	Approximately 2%

Committed to Combination with Wyndham

The company remains committed to completing its pro-competitive, pro-franchisee combination with Wyndham. On January 22, 2024, the company nominated a slate of independent, highly qualified directors to stand for election at Wyndham’s 2024 Annual Meeting of Stockholders. These nominees are proven leaders with wide-ranging expertise across relevant industries, including deep proficiency in the hospitality and franchising sectors. If elected, the nominees will exercise their independent judgment to serve Wyndham shareholders’ best interests.

The company continues to make progress on the regulatory process with the U.S. Federal Trade Commission and remains confident that it can complete the combination within a one-year customary timeframe. The company has taken steps to address Wyndham’s stated regulatory concerns, including offering significant regulatory protections for Wyndham shareholders. Despite these accommodations, the Wyndham board of directors refuses to engage.

A combined Choice-Wyndham would provide Wyndham shareholders with a substantial valuation premium and the opportunity to participate in the significant upside potential. Together, Choice and Wyndham would help franchisees reduce costs, improve profitability, and level the playing field with the dominant market players. The combination would provide guests with expanded lodging options and an enhanced rewards program. Learn more about the benefits of a Choice-Wyndham combination at www.createvaluewithchoice.com.

Webcast and Conference Call

Choice Hotels International will conduct a live webcast to discuss the company’s fourth quarter and full-year 2023 earnings results on February 20, 2024, at 10:00 a.m. on the company’s investor relations website, www.investor.choicehotels.com, accessible via the Events and Presentations tab.

A conference call will also be available. Participants may listen to the call by dialing (888) 259-6580 domestically or (416) 764-8624 internationally using conference ID 12743708.

A replay and transcript of the event will be available on the company’s investor relations website within 24 hours at www.investor.choicehotels.com/events-and-presen tations.

About Choice Hotels®

Choice Hotels International, Inc. (NYSE: CHH) is one of the largest lodging franchisors in the world, with over 7,500 hotels, representing more than 630,000 rooms, in 46 countries and territories as of December 31, 2023. A diverse portfolio of 22 brands that range from full-service upper upscale properties to midscale, extended stay, and economy enables Choice® to meet travelers’ needs in more places and for more occasions while driving more value for franchise owners and shareholders. The award-winning Choice Privileges® rewards program and co-brand credit card options provide members with a fast and easy way to earn reward nights and personalized perks. For more information, visit www.choicehotels.com.

Forward-Looking Statements

Information set forth herein includes “forward-looking statements.” Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume,” or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions, and expectations regarding future events, which in turn are based on information currently available to management. Such statements include, but are not limited to, the ultimate outcome of any possible transaction between Choice and Wyndham (including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described); uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction; Choice’s ability to consummate the proposed transaction with Wyndham; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Choice’s ability to finance the proposed transaction with Wyndham; Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt; the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice rewards program; the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected; that operating costs and business disruption (without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; and that the retention of certain key employees may be difficult. Such statements may relate to projections of Choice’s revenue, expenses, EBITDA, adjusted EBITDA, earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock and other financial and operational measures, including occupancy and open hotels, RevPAR, and Choice’s liquidity, among other matters. We caution you not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties, and other factors.

Several factors could cause actual results, performance or achievements of the company to differ materially from those expressed in or contemplated by the forward-looking statements. Such risks include, but are not limited to, changes to general, domestic and foreign economic conditions, including access to liquidity and capital; the ability to realize the anticipated long-term benefits and synergies of the acquisition of Radisson Hotels Americas to the extent anticipated; changes in consumer demand and confidence, including consumer discretionary spending and the demand for travel, transient and group business; the timing and amount of future dividends and share repurchases; future domestic or global outbreaks of epidemics, pandemics (including COVID-19) or contagious diseases or fear of such outbreaks, and the related impact on the global hospitality industry, particularly but not exclusively the U.S. travel market; changes in law and regulation applicable to the travel, lodging or franchising industries, including with respect to the status of the company’s relationship with employees of our franchisees; foreign currency fluctuations; impairments or declines in the value of the company’s assets; operating risks common in the travel, lodging or franchising industries; changes to the desirability of our brands as viewed by hotel operators and customers; changes to the terms or termination of our contracts with franchisees and our relationships with our franchisees; our ability to keep pace with improvements in technology utilized for marketing and reservations systems and other operating systems; our ability to grow our franchise system; exposure to risks related to our hotel development, financing and ownership activities; exposures to risks associated with our investments in new businesses; fluctuations in the supply and demand for hotel rooms; our ability to realize anticipated benefits from acquired businesses; impairments or losses relating to acquired businesses; the level of acceptance of alternative growth strategies we may implement; the impact of inflation; cyber security and data breach risks; climate change and sustainability related concerns; ownership and financing activities; hotel closures or financial difficulties of our franchisees; operating risks associated with our international operations; labor shortages; the outcome of litigation; our ability to effectively manage our indebtedness and secure our indebtedness, including additional indebtedness incurred as a result of the acquisition of Radisson Hotels Americas; and developments with respect to the proposed acquisition of Wyndham. These and other risk factors are discussed in detail in the company’s filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measurements and Other Definitions

The company evaluates its operations utilizing the performance metrics of EBITDA, adjusted EBITDA, adjusted net income, and adjusted EPS, which are all non-GAAP financial measurements. These measures, which are reconciled to the comparable GAAP measures in Exhibits 6 and 7, should not be considered as an alternative to any measure of performance or liquidity as promulgated under or authorized by GAAP, such as net income and EPS. The company’s calculation of these measurements may be different from the calculations used by other companies and comparability may therefore be limited. We discuss management’s reasons for reporting these non-GAAP measures and how each non- GAAP measure is calculated below.

In addition to the specific adjustments noted below with respect to each measure, the adjusted EBITDA, adjusted net income and adjusted EPS presented herein also exclude restructuring of the company’s operations including employee severance benefit, income taxes and legal costs, exceptional allowances recorded as a result of COVID-19’s impact on the collectability of receivables, acquisition related due diligence, transition and transaction costs, one-time franchise agreement termination fees received related to the purchase and rebranding of a 110 hotel portfolio of WoodSpring Suites hotels, and gains/losses on sale/disposal, fluctuations in the market value of equity securities purchased in contemplation of the proposed acquisition of Wyndham Hotels, global ERP system implementation and related costs, performance under limited debt payment guaranties and impairment of assets primarily related to hotel ownership and development activities to allow for period-over-period comparison of ongoing core operations before the impact of these discrete and infrequent charges.

Earnings Before Interest, Taxes, Depreciation, and Amortization and Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization: EBITDA reflects net income excluding the impact of interest expense, interest income, provision for income taxes, depreciation and amortization, impairments and gains on sale of business and assets, other (gains) and losses, equity in net income (loss) of unconsolidated affiliates and gain on extinguishment of debt. Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, further adjusted to exclude certain items, including, mark-to-market adjustments on non-qualified retirement plan investments, share based compensation expense (benefit) and surplus or deficits generated by reimbursable revenue from franchised and managed properties. We consider EBITDA and adjusted EBITDA to be an indicator of operating performance because it measures our ability to service debt, fund capital expenditures, and expand our business. We also use these measures, as do analysts, lenders, investors, and others, to evaluate companies because it excludes certain items that can vary widely across industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings, and share based compensation expense (benefit) is dependent on the design of compensation plans in place and the usage of them. Accordingly, the impact of interest expense and share based compensation expense (benefit) on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. These measures also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets or amortizing franchise-agreement acquisition costs. These differences can result in considerable variability in the relative asset costs and estimated lives and, therefore, the depreciation and amortization expense among companies. Mark-to-market adjustments on non-qualified retirement-plan investments recorded in selling, general and administrative (SG&A) expenses are excluded from adjusted EBITDA, as the company accounts for these investments in accordance with accounting for deferred-compensation arrangements when investments are held in a rabbi trust and invested. Changes in the fair value of the investments are recognized as both compensation expense in SG&A and other gains and losses. As a result, the changes in the fair value of the investments do not have a material impact on the company’s net income. Surpluses and deficits generated from reimbursable revenues from franchised and managed properties are excluded, as the company’s franchise and management agreements require these revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from these activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance.

Adjusted Net Income and Adjusted Earnings Per Share: Adjusted net income and EPS exclude the impact of surpluses or deficits generated from reimbursable revenue from franchised and managed properties and gains on extinguishment of debt. Surpluses and deficits generated from reimbursable revenue from franchised and managed properties are excluded, as the company’s franchise agreements require these revenues to be used exclusively for expenses associated with providing franchised and managed services, such as central reservation systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. We consider adjusted net income and adjusted EPS to be indicators of operating performance because excluding these items allows for period-over-period comparisons of our ongoing operations.

Occupancy: Occupancy represents the total number of room nights sold divided by the total number of room nights available at a hotel for a given period. Occupancy measures the utilization of the hotels’ available capacity. Management uses occupancy to gauge demand at a specific hotel or group of hotels in a given period. The company calculates occupancy based on information as reported by its franchisees. To accurately reflect occupancy, the company may revise its prior years’ operating statistics for the most current information provided.

Average Daily Rate (ADR): ADR represents hotel room revenue divided by the total number of room nights sold for a given period. ADR measures the average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. ADR is a commonly used performance measure in the industry, and management uses ADR to assess pricing levels that the company is able to generate. The company calculates ADR based on information as reported by its franchisees. To accurately reflect ADR, the company may revise its prior years’ operating statistics for the most current information provided.

RevPAR: RevPAR is calculated by dividing hotel room revenue by the total number of room nights available to guests for a given period. Management considers RevPAR to be a meaningful indicator of hotel performance and therefore company royalty and system revenues as it provides a metric correlated to the two key drivers of operations at a hotel: occupancy and ADR. The company calculates RevPAR based on information as reported by its franchisees. To accurately reflect RevPAR, the company may revise its prior years’ operating statistics for the most current information provided. RevPAR is also a useful indicator in measuring performance over comparable periods.

Pipeline: Pipeline is defined as hotels awaiting conversion, under construction or approved for development, and master development agreements committing owners to future franchise development.

Additional Information

This communication relates to a proposal that Choice has made for a business combination transaction with Wyndham, the exchange offer which Choice, through WH Acquisition Corp., its wholly owned subsidiary, has made to Wyndham stockholders and the nomination of nominees for Wyndham’s 2024 Annual Meeting of Stockholders (the “Wyndham 2024 Annual Meeting”). The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer documents) and a registration statement on Form S-4, each initially filed by Choice on December 12, 2023 and subsequently amended. These materials, as may be further amended from time to time, contain important information, including the terms and conditions of the exchange offer. On February 14, 2024, Choice filed a preliminary proxy statement (the “Choice Meeting Proxy”) with the United States Securities and Exchange Commission (the “SEC”) relating to a special meeting of Choice stockholders seeking approval of the issuance of Choice shares in combination with Wyndham. In furtherance of its proposal for a business combination transaction with Wyndham, and subject to future developments, Choice (and, if applicable, Wyndham) may file additional registration statements, proxy statements, tender or exchange offers or other documents with the SEC, including the Wyndham Annual Meeting Proxy Statement (as defined below). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Choice and/or Wyndham have filed or may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Choice intends to file a proxy statement (the “Wyndham Annual Meeting Proxy Statement”) and accompanying BLUE proxy card with the SEC with respect to the Wyndham 2024 Annual Meeting. Investors and security holders of Choice and Wyndham are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus (including the CHOICE MEETING PROXY, THE FORM S-4, offer to exchange, the letter of election and transmittal and other related offer documents) and/or other documents filed with the SEC INCLUDING ANY AMENDMENTS TO PREVIOUSLY FILED DOCUMENTS carefully in their entirety if and when they become available as they will contain important INFORMATION. Any definitive proxy statement(s) or prospectus(es) (if and when available), including the Wyndham Annual Meeting Proxy Statement and the Choice Meeting Proxy, will be mailed to shareholders of Choice and/or Wyndham, as applicable. Investors and security holders may also obtain free copies of these documents (if and when available), including the Wyndham Annual Meeting Proxy Statement and the Choice Meeting Proxy, and other documents filed with the SEC by Choice through the web site maintained by the SEC at www.sec.gov, and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Choice, its executive officers and directors, WH Acquisition Corporation, which is the wholly owned subsidiary of Choice formed to facilitate the exchange offer (“Purchaser”) and, with respect to the Wyndham Annual Meeting Proxy, the candidates nominated by Choice for election at the Wyndham 2024 Annual Meeting (the “Choice Nominees”), may be deemed to be participants in the solicitation of proxies. You can find information about Choice and its executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2022 filed by Choice with the SEC on March 1, 2023 and the definitive Proxy Statement on Schedule 14A filed by Choice with the SEC on April 18, 2023. You can find information about Purchaser and further information about Choice and its executive officers and directors in the registration statement on Form S-4 filed by Choice on December 12, 2023 (including any amendments thereto) and the Choice Meeting Proxy. Information about the Choice Nominees is available at www.createvaluewithchoice.com and will be included in the Wyndham Annual Meeting Proxy Statement. Additional information regarding the interests of such potential participants will be included in additional registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Choice’s investor relations site at www.investor.choicehotels.com.

© 2024 Choice Hotels International, Inc. All rights reserved.

Exhibit 1

Choice Hotels International, Inc.

Condensed Consolidated Statements of Income

(Unaudited)

(In thousands, except per share amounts)	Three Months Ended December 31,				Year Ended December 31,
			Variance				Variance
	2023	2022	$	%	2023	2022	$	%
REVENUES
Royalty, licensing and management fees	$116,909	$115,551	$1,358	1%	$513,412	$471,759	$41,653	9%
Initial franchise fees	6,547	6,439	108	2%	27,787	28,074	(287)	(1)%
Platform and procurement services	16,928	15,913	1,015	6%	75,114	63,800	11,314	18%
Owned hotels	23,566	21,606	1,960	9%	97,641	70,826	26,815	38%
Other	12,840	13,152	(312)	(2)%	46,051	64,740	(18,689)	(29)%
Other revenues from franchised and managed properties	181,606	189,321	(7,715)	(4)%	784,160	702,750	81,410	12%

Total revenues	358,396	361,982	(3,586)	(1)%	1,544,165	1,401,949	142,216	10%
OPERATING EXPENSES
Selling, general and administrative	64,694	52,257	12,437	24%	216,081	167,697	48,384	29%
Business combination, diligence and transition costs	25,165	10,604	14,561	137%	55,778	39,578	16,200	41%
Depreciation and amortization	10,191	9,989	202	2%	39,659	30,425	9,234	30%
Owned hotels	17,550	16,833	717	4%	71,474	48,837	22,637	46%
Other expenses from franchised and managed properties	199,314	195,023	4,291	2%	782,409	653,060	129,349	20%

Total operating expenses	316,914	284,706	32,208	11%	1,165,401	939,597	225,804	24%
Gain on sale of business & assets, and impairments, net	(3,736)	(439)	(3,297)	751%	(3,736)	16,249	(19,985)	(123)%

Operating income	37,746	76,837	(39,091)	(51)%	375,028	478,601	(103,573)	(22)%
OTHER INCOME AND EXPENSES, NET
Interest expense	17,258	11,713	5,545	47%	63,780	43,797	19,983	46%
Interest income	(1,928)	(2,032)	104	(5)%	(7,764)	(7,288)	(476)	7%
Gain on extinguishment of debt	(4,416)	—	(4,416)	NM	(4,416)	—	(4,416)	NM
Other (gain) loss	(7,897)	(2,560)	(5,337)	208%	(10,649)	7,018	(17,667)	(252)%
Equity in net (gain) loss of affiliates	(956)	(453)	(503)	111%	(2,879)	(1,732)	(1,147)	66%

Total other income and expenses, net	2,061	6,668	(4,607)	(69)%	38,072	41,795	(3,723)	(9)%

Income before income taxes	35,685	70,169	(34,484)	(49)%	336,956	436,806	(99,850)	(23)%
Income tax expense	6,732	14,656	(7,924)	(54)%	78,449	104,654	(26,205)	(25)%

Net income	$28,953	$55,513	$(26,560)	(48)%	$258,507	$332,152	$(73,645)	(22)%
Basic earnings per share	$0.58	$1.05	$(0.47)	(45)%	$5.11	$6.05	$(0.94)	(16)%
Diluted earnings per share	$0.58	$1.04	$(0.46)	(44)%	$5.07	$5.99	$(0.92)	(15)%

Exhibit 2

Choice Hotels International, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands)	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$26,754	$41,566
Accounts receivable, net	195,896	216,614
Other current assets	73,880	89,742

Total current assets	296,530	347,922
Property and equipment, net	493,478	427,306
Operating lease right-of-use assets	85,101	68,985
Goodwill	220,187	218,653
Intangible assets, net	811,075	742,190
Notes receivable, net of allowances	78,900	55,577
Investments in equity securities, at fair value	116,374	—
Investments in affiliates	70,579	30,647
Investments, employee benefit plans, at fair value	39,751	31,645
Other assets	182,824	179,250

Total assets	$2,394,799	$2,102,175
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$131,284	$118,863
Accrued expenses and other current liabilities	109,248	131,410
Deferred revenue	108,316	92,695
Liability for guest loyalty program	94,574	89,954
Current portion of long-term debt	499,268	2,976

Total current liabilities	942,690	435,898
Long-term debt	1,068,751	1,200,547
Deferred revenue	133,501	134,149
Deferred compensation & retirement plan obligations	45,657	36,673
Liability for guest loyalty program	43,266	47,381
Operating lease liabilities	109,483	70,994
Other liabilities	15,853	21,873

Total liabilities	2,359,201	1,947,515
Total shareholders’ equity	35,598	154,660

Total liabilities and shareholders’ equity	$2,394,799	$2,102,175

Exhibit 3

Choice Hotels International, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)	Year Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income
Adjustments to reconcile net income to net cash provided by operating activities	$258,507	$332,152
Depreciation and amortization	39,659	30,425
Depreciation and amortization - other expenses from franchised and managed properties	36,076	33,488
Franchise agreement acquisition cost amortization	20,024	15,666
Gain on extinguishment of debt	(4,416)	—
Impairment of long-lived assets	3,736	—
(Gain) loss on sale of business and assets, net	—	(16,251)
Non-cash share-based compensation and other charges	46,809	42,974
Non-cash interest, investment, and affiliate (income) loss, net	(8,747)	7,365
Deferred income taxes	(1,336)	(19,642)
Equity in net (gain) loss of affiliates, less distributions received	(1,570)	489
Franchise agreement acquisition costs, net of reimbursements	(98,316)	(54,527)
Change in working capital and other	6,128	(5,078)

Net cash provided by operating activities	296,554	367,061

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in property and equipment	(116,277)	(89,954)
Investments in intangible assets	(2,014)	(3,631)
Proceeds from the sale of assets and business	—	166,568
Asset acquisitions, net of cash paid	—	(856)
Business acquisition, net of cash acquired	—	(550,431)
Proceeds from the termination of intangible assets	—	44,711
Contributions to investments in affiliates	(38,930)	(3,148)
Proceeds from the sale of affiliates	868	—
Purchases of investments for employee benefit plans	(4,194)	(4,185)
Proceeds from sales of investments for employee benefit plans	1,609	1,908
Purchases of equity securities	(112,420)	—
Issuances of notes receivable	(4,323)	(5,647)
Collections of notes receivable	10,852	975
Other items, net	(797)	1,260

Net cash used in investing activities	(265,626)	(442,430)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in property and equipment	(116,277)	(89,954)
Investments in intangible assets	(2,014)	(3,631)
Proceeds from the sale of assets and business	—	166,568
Asset acquisitions, net of cash paid	—	(856)
Business acquisition, net of cash acquired	—	(550,431)
Proceeds from the termination of intangible assets	—	44,711
Contributions to investments in affiliates	(38,930)	(3,148)
Proceeds from the sale of affiliates	868	—
Purchases of investments for employee benefit plans	(4,194)	(4,185)
Proceeds from sales of investments for employee benefit plans	1,609	1,908
Purchases of equity securities	(112,420)	—
Issuances of notes receivable	(4,323)	(5,647)
Collections of notes receivable	10,852	975
Other items, net	(797)	1,260

Net cash used in investing activities	(265,626)	(442,430)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings pursuant to revolving credit facilities	(131,566)	360,000
Proceeds from issuance of Term Loan	500,000	—
Principal payments on long-term debt	—	(216,571)
Payments to extinguish acquired debt	—	(55,975)
Proceeds from acquired derivative	—	1,943
Debt issuance costs	(1,553)	(44)
Purchases of treasury stock	(362,772)	(434,767)
Dividends paid	(56,457)	(52,545)
Proceeds from the exercise of stock options	6,345	3,809

Net cash used in financing activities	(45,937)	(394,150)

Net change in cash and cash equivalents	(15,009)	(469,519)
Effect of foreign exchange rate changes on cash and cash equivalents	197	(520)
Cash and cash equivalents at beginning of period	41,566	511,605

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$26,754	$41,566

Exhibit 4

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL OPERATING INFORMATION

DOMESTIC HOTEL SYSTEM

(UNAUDITED)

	For the Three Months Ended December 31, 2023			For the Three Months Ended December 31, 2022			Change
	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy		RevPAR
Upscale & Above (1)	$146.35	52.2%	$76.40	$144.07	53.2%	$76.71	1.6%	(100	) bps	(0.4)%
Midscale & Upper Midscale (2)	95.23	52.3%	49.81	97.01	53.6%	52.01	(1.8)%	(130	) bps	(4.2)%
Extended Stay (3)	61.21	63.8%	42.14	62.13	70.7%	43.95	(1.5)%	(190	) bps	(4.1)%
Economy (4)	68.57	44.8%	30.71	69.44	47.1%	32.72	(1.3)%	(230	) bps	(6.1)%

Total (5)	$91.51	52.8%	$48.36	$93.05	54.1%	$50.33	(1.7)%	(130	) bps	(3.9)%

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022			Change
	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy	RevPAR	Average Daily Rate	Occupancy		RevPAR
Upscale & Above	$151.14	56.7%	$85.73	$146.24	55.8%	$81.65	3.4%	90 bps		5.0%
Midscale & Upper Midscale	101.14	56.8%	57.46	100.42	57.4%	57.64	0.7%	(60	) bps	(0.3)%
Extended Stay (3)	63.50	72.2%	45.88	61.91	75.6%	46.81	2.6%	(340	) bps	(2.0)%
Economy	71.71	47.9%	34.37	71.75	50.1%	35.94	(0.1)%	(220	) bps	(4.4)%

Total	$96.93	57.0%	$55.21	$95.13	58.0%	$55.16	1.9%	(100	) bps	0.1%

Effective Royalty Rate

	For the Three Months Ended		For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
System-wide (5)	5.03%	4.94%	4.99%	4.93%

(1)	Includes Ascend Hotel Collection, Cambria, Park Plaza, Radisson, Radisson Blu, Radisson Individuals, and Radisson RED brands.
(2)	Includes Clarion, Comfort Inn, Country Inn & Suites, Park Inn, Quality Inn, and Sleep Inn brands.
(3)	Includes Everhome Suites, Mainstay Suites, Suburban Studios, and WoodSpring Suites brands.
(4)	Includes Econo Lodge and Rodeway brands.
(5)

Radisson Hotels Americas was acquired on August 11, 2022. To enhance comparability, ADR Occupancy, RevPAR, and effective royalty rate reflect operating performance for the three months and year ended December 31, 2022 as if the legacy Radisson brands were acquired on January 1, 2022.

Exhibit 5

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL HOTEL AND ROOM SUPPLY DATA

(UNAUDITED)

	December 31, 2023		December 31, 2022		Variance
	Hotels	Rooms	Hotels	Rooms	Hotels	%	Rooms	%
Ascend Hotel Collection	199	22,818	196	20,091	3	1.5%	2,727	13.6%
Cambria Hotels	74	10,239	65	8,865	9	13.8%	1,374	15.5%
Radisson (1)	64	15,206	70	16,453	(6)	(8.6)%	(1,247)	(7.6)%
Comfort (2)	1,705	133,675	1,685	132,523	20	1.2%	1,152	0.9%
Country (3)	426	33,976	434	34,657	(8)	(1.8)%	(681)	(2.0)%
Clarion (4)	178	19,185	178	19,630	—	0.0%	(445)	(2.3)%
Quality	1,617	118,960	1,633	121,275	(16)	(1.0)%	(2,315)	(1.9)%
Sleep	427	30,104	423	29,775	4	0.9%	329	1.1%
Park Inn	4	363	4	363	—	0.0%	—	0.0%
Everhome	1	98	1	99	—	0.0%	(1)	(1.0)%
Main Stay	126	8,831	115	7,891	11	9.6%	940	11.9%
Wood Spring	235	28,350	212	25,592	23	10.8%	2,758	10.8%
Suburban	104	9,046	75	6,719	29	38.7%	2,327	34.6%
Econo Lodge	675	39,805	702	42,112	(27)	(3.8)%	(2,307)	(5.5)%
Rodeway	470	26,309	503	28,364	(33)	(6.6)%	(2,055)	(7.2)%

Domestic Franchises	6,305	496,965	6,296	494,409	9	0.1%	2,556	0.5%
International Franchises	1,222	136,021	1,191	133,395	31	2.6%	2,626	2.0%

Total Franchises	7,527	632,986	7,487	627,804	40	0.5%	5,182	0.8%

(1)	Includes Radisson Blu, Radisson RED, Radisson Individuals and Radisson brands.
(2)	Includes Comfort family of brand extensions, including Comfort Inn and Comfort Suites.
(3)	Includes Country Inn & Suites and Part Plaza brands.
(4)	Includes Clarion family of brand extensions including Clarion and Clarion Pointe.

Exhibit 6

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

(UNAUDITED)

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”) AND ADJUSTED EBITDA

(dollar amounts in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net income	$28,953	$55,513	$258,507	$332,152
Income tax expense	6,732	14,656	78,449	104,654
Interest expense	17,258	11,713	63,780	43,797
Interest income	(1,928)	(2,032)	(7,764)	(7,288)
Other (gain) loss	(7,897)	(2,560)	(10,649)	7,018
Equity in net (gain) loss of affiliates	(956)	(453)	(2,879)	(1,732)
Depreciation and amortization	10,191	9,989	39,659	30,425
Impairments and gain on sale of business & assets net	3,736	439	3,736	(16,249)
Gain on extinguishment of debt	(4.416)	—	(4,416)	—

EBITDA	$51,673	$87,265	$418,423	$492,777
Share-based compensation	4,572	6,268	21,075	19,137
Mark to market adjustments on non-qualified retirement plan investments	3,374	2,050	6,329	(5,930)
Franchise agreement acquisition cost amortization and charges	6,307	2,375	14,675	8,995
Net reimbursable deficit (surplus) from franchised and managed properties	30,229	5,181	17,079	(52,102)
Business combination, diligence and transition costs	25,165	10,604	55,778	39,578
Operational restructuring charges	3,703	—	5,547	—
Limited payment guaranty charge	—	—	1,551	—
Extraordinary termination fees from franchisee	—	—	—	(22,647)
Exceptional allowances attributable to COVID-19	—	(1,241)	—	(1,241)

Adjusted EBITDA	$125,023	$112,502	$540,457	$478,567

ADJUSTED NET INCOME AND ADJUSTED DILUTED EARNINGS PER SHARE (EPS)

(dollar amounts in thousands, except per share amounts)	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net income	$28,953	55,513	$258,507	$332,152
Impairments and gain on sale of business & assets net	2,839	474	2,839	(12,208)
Gain on extinguishment of debt	(3,356)	—	(3,356)	—
Unrealized gain on investments in equity securities	(3,005)	—	(3,005)	—
Franchise agreement acquisition cost charges	2,346	—	2,346	—
Net reimbursable deficit (surplus) from franchised and managed properties	21,954	4,088	6,429	(39,233)
Business combination, diligence and transition costs	19,288	8,058	42,391	30,079
Operational restructuring charges	2,814	—	4,216	—
Limited payment guaranty charge	—	—	1,174	—
Extraordinary termination fees from franchisee	—	—	—	(17,212)
Exceptional allowances attributable to COVID-19	—	(943)	—	(943)

Adjusted Net Income	$71,833	$67,191	$311,541	$292,635
Diluted Earnings Per Share	$0.58	$1.04	$5.07	$5.99
Impairments and gain on sale of business & assets net	0.06	0.01	0.06	(0.22)
Gain on extinguishment of debt	(0.07)	—	(0.07)	—
Unrealized gain on investments in equity securities	(0.06)	—	(0.06)	—
Franchise agreement acquisition cost charges	0.05	—	0.05	—
Net reimbursable deficit (surplus) from franchised and managed properties	0.43	0.08	0.13	(0.71)
Business combination, diligence and transition costs	0.39	0.15	0.83	0.54
Operational restructuring charges	0.06	—	0.08	—
Limited payment guaranty charge	—	—	0.02	—
Extraordinary termination fees from franchisee	—	—	—	(0.31)
Exceptional allowances attributable to COVID-19	—	(0.02)	—	(0.02)

Adjusted Diluted Earnings Per Share (EPS)	$1.44	$1.26	$6.11	$5.27

Exhibit 7

CHOICE HOTELS INTERNATIONAL, INC.

SUPPLEMENTAL INFORMATION - 2024 OUTLOOK

(UNAUDITED)

Guidance represents the midpoint of the company’s range of estimated outcomes for the full year ended December 31, 2024

EBITDA AND ADJUSTED EBITDA
(dollar amounts in thousands)	Midpoint
2024 Guidance
Net income	$267,100
Income tax expense	86,700
Interest expense	79,000
Interest income	(7,200)
Other gain, net	(500)
Equity in net gain of affiliates	(400)
Depreciation and amortization	50,700

EBITDA	$475,400
Share-based compensation	23,100
Franchise agreement acquisition costs amortization	16,700
Net reimbursable deficit from franchised and managed properties	30,000
Business combination, diligence and transition costs	41,500
Global ERP system implementation and related costs	3,300

Adjusted EBITDA	$590,000

ADJUSTED NET INCOME AND DILUTED EARNINGS PER SHARE (EPS)
(dollar amounts in thousands except per share amounts)	Midpoint
2024 Guidance
Net income	$267,100
Net reimbursable deficit from franchised and managed properties	22,600
Business combination, diligence and transition costs	31,300
Global ERP system implementation and related costs	2,500

Adjusted Net Income	$323,500
Diluted Earnings Per Share	$5.34
Net reimbursable deficit from franchised and managed properties	0.44
Business combination, diligence and transition costs	0.62
Global ERP system implementation and related costs	0.05

Adjusted Diluted Earnings Per Share (EPS)	$6.45